EXHIBIT 99.2

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76 Thomas FELL Tel. : 33 (1) 47 44 47 57	TotalFinaElf Clarifies its Power Generation Activities which are Linked to its Gas Production (Tolling Contract)

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, July 16, 2002 - Since May 2001, TotalFinaElf has held an 40% interest in the Humber Power Plant in England. The plant has a total capacity of 1,200 MW.

The Group supplies around 0.8 billion cubic metres of natural gas per year to the plant which represents 40% of its requirements. This accounts for around 10% of the Group’s total gas production in the United Kingdom.

TotalFinaElf Gas and Power UK, the Group’s trading subsidiary, commercialises 40% of the electricity generated by this plant.

Within the framework of its agreements with Humber Power, TotalFinaElf’s assets and commercial interests are therefore balanced.

This represents the only tolling contract held by the Group.